Exhibit 3.4

[TRANSLATION]

QUEBECOR MEDIA INC.

(the “Company”)

WRITTEN RESOLUTIONS IN LIEU OF

AN ANNUAL MEETING OF THE SHAREHOLDERS

Dated : May 11, 2010

“2)	ELECTION OF DIRECTORS

BE IT RESOLVED :

a)	THAT the number of directors on the board of directors of the Company be reduced from 10 to 9 directors, five (5) of which to be designated by Quebecor Inc. and four (4) of which by CDP Capital D’Amérique Investissements Inc., the whole in accordance with the Shareholders’ Agreement;”